UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

Commission File Number:  001-35123

GOLAR LNG PARTNERS LP

(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐  No ☒.

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K for the quarter ended June 30, 2012, originally filed with the Securities and Exchange Commission on September 19, 2012 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

ITEM 6—EXHIBITS

101

The following financial information from Golar LNG Partners LP’s Report on Form 6-K for the quarter ended June 30, 2012, filed with the SEC on September 19, 2012, formatted in Extensible Business Reporting Language (XBRL):

	i.	Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the three months and six months ended June 30, 2012 and 2011
	ii.	Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income for the three months and six months ended June 30, 2012 and 2011
	iii.	Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2012 and December 31, 2011
	iv.	Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the six months ended June 30, 2012 and 2011
	v.	Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Equity for the six months ended June 30, 2012 and 2011
	vi.	Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements

THIS REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF GOLAR LNG PARTNERS LP:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094) ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: October 2, 2012	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer
(Principal Executive Officer)